UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 13
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended March 31, 1998, American guaranteed the bank loans to AEP Resources International, Limited ("AEPRIL") listed on Exhibit A attached hereto.

               2.   During  the  calendar  quarter ended  March  31,  1998,
          American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibit B attached hereto.

                    During the calendar quarter ended March 31, 1998, Resources made $13,089,000 in capital contributions to AEP Resources Delaware, Inc. as follows: (i) $180,000 on January 15, 1998; (ii) $4,269,000 on January 12, 1998; (iii) $279,000 on
          January 27, 1998; (iv)  $4,162,000 on February 13, 1998;  and (v)
          $4,199,000 on March 12, 1998.

                    Resources made $6,638,825.16 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:
          (i)  $2,208,690.00  on  January  12,  1998;  (ii)  $40,664.25  on
          February 9, 1998; (iii) $2,154,240.00 on February  13, 1998; (iv)
          $62,180.91 on March 4,  1998; and (v) $2,173,050.00 on  March 12,
          1998.

                    Resources also made $72,058.84 in capital contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows: (i) $22,310.00 on January 12, 1998; (ii) $5,000.00 on
          January  15,  1998; (iii)  $410.75  on  February  9,  1998;  (iv)
          $21,760.00  on February 13, 1998;  (v) $628.09 on  March 4, 1998;
          and (vi) $21,950.00 on March 12, 1998.

          AEP Resources Delaware, Inc., AEPRIL and AEPPMC are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               3. Resources made a $4,983,750 capital contribution to AEP Resources Australia Pty., Ltd. on March 20, 1998. AEP Resources Australia Pty., Ltd. is a project parent for Pacific Hydro Limited, a foreign utility company.

               4. American's total investments for the year-to-date is $20,435,000.00.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:  /s/ A. A. Pena
                                           Treasurer

          May 11, 1998


                                                                     Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                         AEP RESOURCES INTERNATIONAL, LIMITED


        Issue      Maturity            Interest      Principal                     Maturity
        Date         Date      Days     Rate %        Borrowed      Interest         Value

      01/06/98     01/21/98     15      5.8300        175,000.00       425.10       175,425.10
      01/21/98     01/29/98      8      5.7700        175,000.00       224.39       175,224.39
      01/29/98     02/18/98     20      5.8300        175,000.00       566.81       175,566.81
      02/03/98     02/13/98     10      5.8200        300,000.00       485.00       300,485.00
      02/13/98     02/26/98     13      5.7700        300,000.00       625.08       300,625.08
      02/18/98     02/26/98      8      5.8000        175,000.00       225.56       175,225.56
      02/26/98     03/16/98     18      5.8300        475,000.00     1,384.63       476,384.63
      03/16/98     03/27/98     11      5.9600        200,000.00       364.22       200,364.22
      03/27/98     04/15/98     19      5.9000        200,000.00       622.78       200,622.78

                                           TOTAL  $ 2,175,000.00   $ 4,923.57   $ 2,179,923.57
     AEP RESOURCES INTERNATIONAL, LIMITED TOTAL   $ 2,175,000.00   $ 4,923.57   $ 2,179,923.57

            Average Number of Days  13.56
            Weighted Average Rate    5.8315

                                                                     Exhibit B


                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                        CASH MANAGEMENT SYSTEM

                                   QUARTERLY SHORT-TERM DEBT REPORT
                                          AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value

      01/02/98     01/29/98     27      5.8900    $ 15,000,000.00  $ 66,262.50   $ 15,066,262.50
      01/02/98     02/13/98     42      5.8892      18,250,000.00   125,390.88     18,375,390.88
      01/12/98     03/02/98     49      5.7600       6,600,000.00    51,744.00      6,651,744.00
      01/14/98     01/29/98     15      5.8000       1,500,000.00     3,625.00      1,503,625.00
      01/23/98     01/29/98      6      5.8300         200,000.00       194.33        200,194.33
      01/27/98     01/29/98      2      5.7000         300,000.00        95.00        300,095.00
      01/29/98     02/26/98     28      5.7500      17,200,000.00    76,922.22     17,276,922.22
      02/06/98     02/13/98      7      5.7700         100,000.00       122.19        100,112.19
      02/09/98     02/13/98      4      5.7800         200,000.00       128.44        200,128.44
      02/13/98     03/02/98     17      5.7600      15,200,000.00    41,344.00     15,241,344.00
      02/25/98     03/02/98      5      5.8900         100,000.00        81.81        100,081.81
      02/26/98     03/16/98     18      5.8300      17,300,000.00    50,429.50     17,350,429.50
      02/27/98     03/18/98     19      5.8900         200,000.00       621.72        200,621.72
      03/02/98     03/16/98     14      5.7600      23,100,000.00    51,744.00     23,151,744.00
      03/04/98     03/18/98     14      5.8300         100,000.00       226.72        100,226.72
      03/11/98     03/18/98      7      5.8200         500,000.00       565.83        500,565.83
      03/12/98     03/27/98     15      5.7600       6,300,000.00    15,120.00      6,315,120.00
      03/16/98     03/27/98     11      5.8000      14,750,000.00    26,140.28     14,776,140.28
      03/18/98     03/27/98      9      5.8000       1,000,000.00     1,450.00      1,001,450.00
      03/20/98     04/15/98     26      5.8292      10,000,000.00    42,099.78     10,042,099.78
      03/27/98     04/15/98     19      5.8300      22,200,000.00    68,308.17     22,268,308.17
      03/31/98     04/28/98     28      5.8292       1,300,000.00     5,893.97      1,305,893.97

                                           TOTAL   171,400,000.00   628,500.34    172,028,500.34

                  AEP RESOURCES, INC. TOTAL       $171,400,000.00  $628,500.34   $172,028,500.34

            Average Number of Days  17.36
            Weighted Average Rate    5.8093